UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)**: April 15, 2011**
MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

ITEM 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Non-Reliance **(dollars in thousands)**

Restatement of Consolidated Statement of Cash Flow

On April 15, 2011, management and the Audit Committee of Morris Publishing Group, LLC's ("Morris Publishing") Board of Directors ("Audit Committee") determined that Morris Publishing should restate the Consolidated Statement of Cash Flows for the year ended December 31, 2009 in Form 10-K in order to correct the classification of cash received as the negotiated settlement of an unsecured note received as part of the sale of discontinued operations to GateHouse Media, Inc. during 2007. Within the 2009 Form 10-K , we had reported, in error, the $4,000 related to the collection on the note receivable within net cash provided by operating activities, when it should have been included in net cash used in investing activities.

Net cash provided by operating activities will be adjusted from $25,170, as originally presented, to the restated balance of $21,170. Likewise, net cash (used in) provided by investing activities will be adjusted from $(734), as originally presented, to the restated balance of $3,266.

The table below reflects the impact of the restatement of our Consolidated Statement of Cash Flows for the year ended December 31, 2009:

	Year Ended December 31, 2009		
	Amount as Previously Reported	Adjustments	Restated Amount
Net cash provided by operating activities	$ 25,170	$ (4,000)	$ 21,170
Net cash (used in) provided by investing activities	(734)	4,000	3,266
Net cash used in financing activities	(3,580)	-	(3,580)
Net increase in cash	$ 20,856	$ -	$ 20,856

Restatement of Consolidated Balance Sheet

As previously disclosed in Form 8-K Item 4.02 filed April 6, 2011, management had identified an error in the accounting for the debt modification within the unaudited condensed consolidated financial statements filed on Forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010, and September 30, 2010. The debt modification in the Restructuring should have been accounted for as debt extinguishment rather than troubled debt restructuring.

In addition to the 2010 quarterly restatements, the error also impacted the consolidated balance sheet at December 31, 2009. Management, in consultation with the Audit Committee, concluded the impact of this error on the December 31, 2009 balance sheet was not material. We will restate the consolidated balance sheet at December 31, 2009 to reflect the reclassification of $6,500 from current maturities of long term debt to long-term debt, less current portion.

The consolidated balance sheet at December 31, 2009 has been restated from amounts previously reported to reflect the correction of the error to our current maturities of long-term debt at December 31, 2009 as follows:

	As previously reported	Adjustment to eliminate future cash interest	As restated
Current maturities of long-term debt			
Credit Agreement	$ 26,721	$ -	$ 26,721
New Indenture	20,500	(6,500)	14,000
Total	47,221	(6,500)	40,721
Long-term debt, less current portion			
Credit Agreement	111,192	-	111,192
Original Indenture	309,746	-	309,746
New Indenture	(20,500)	6,500	(14,000)
Total	400,438	6,500	406,938
Total long-term debt	$ 447,659	$ -	$ 447,659

Correction of Errors

In connection with the determination of the above, management and the Audit Committee concluded that our previously-issued consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2009 and the related opinion issued by Deloitte & Touche LLP, Morris Publishing's independent registered public accounting firm, should no longer be relied upon.

The correction of these errors will be reflected within our Form 10-K for 2010. These errors had no effect on our net operating revenues, operating expenses, and operating income, or on the net decrease in cash recorded within our Consolidated Financial Statements for the year ended December 31, 2009 on Form 10-K.

Management has discussed the matters disclosed in this Current Report on Form 8-K with Deloitte & Touche LLP.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **April 20, 2011** **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**
Steve K. Stone
Senior Vice President-Chief Financial Officer